

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2018

Mehdi Khodadad, Esq.
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

> **Re:** **ConvergeOne Holdings, Inc.**
> **Schedule TO-I**
> **Filed February 26, 2018**
> **File No. 005-89952**

Dear Mr. Khodadad:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the filing unless otherwise indicated.

Schedule TO-I

1. Please provide us with your legal analysis of the applicability of Rule 13e-3 to the tender offer.

Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

2. We note the following disclosure on page 2: "We currently intend to purchase any and all Warrants properly tendered but we may elect to purchase none of the Warrants. If we elect to purchase any of the Warrants validly tendered, we will purchase all of the Warrants validly tendered." (Similar disclosure appears under "The Offer – Section 1. Number of Warrants; Purchase Price" on page 7.) Please revise to clarify that you may elect to purchase none of the Warrants only in the event that you terminate the offer due to the failure to satisfy a condition to the offer.

3. On page 3, the answer in response to the question "Until what time can I withdraw previously tendered Warrants?" appears to be incomplete. Please revise.

<u>The Offer – Section 3. Procedures for Tendering Warrants, page 10</u>

4. Please tell us why you reference Rule 14e-4 here and in the Letter of Transmittal. We note that the rule addresses prohibited transactions in connection with a partial tender offer and that your offer is for all outstanding Warrants.

<u>The Offer – Section 4. Withdrawal Rights, page 11</u>

5. Please disclose that Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

<u>Letter of Transmittal</u>

6. Please tell us how the disclosure in the penultimate bullet point on page 4 is consistent with Section 29(a) of the Exchange Act.

<center>*   *   *</center>

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions